Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

April 26, 2024

Re:         PFG Fund V, LLC

Offering Statement on Form 1-A

Filed December 27, 2023

File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 22, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Post-Qualification Amendment No. 2 to Form 1-A

General

1.	Comment: Subscription Procedures, P. 20

We acknowledge your response to prior comment 1, but as your analysis is not sufficiently responsive, we reissue the comment. We note your disclosure on page 21 that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:

We’ve modified the offering, updating the Form 1-A/A accordingly to establish a specific Sixty (60) day window from submission of the Subscription Agreement for notice of either the Manager’s acceptance or rejection.

The offering should be considered a continuous offering under Rule 251(d)(3)(i)(F) of Regulation A given that the Company plans on: (1) commencing the offering immediately (within Two (2) days) after qualification date; (2) the offering will be made on a continuous and ongoing basis for period likely to be in excess of Thirty (30) days after the initial qualification date; (3) the offering amount is such that at the time this Offering Circular is qualified, is reasonably expected to be offered and sold within Two (2) years from the initial qualification date; and (4) the securities will not be offered and sold for more than Three (3) years since the initial qualification date of the offering unless a new offering is filed with the SEC.

For these reasons, the offering is continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A given that the intention remains to commence the offering within Two (2) days after the qualification date.

Re: Response Letter
April 26, 2024

2.	Comment: Management’s Discussion and Analysis of Financial Condition, P. 25

We acknowledge your response to prior comment 3. Please correspondingly update your Management’s Discussion and Analysis disclosure to reflect your most recent financial periods. In this regard, refer to Item 9 of the Form 1-A, which seeks disclosure regarding your financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required by Part F/S. Also, please include the Signature Page at the end of your offering statement rather than on page F-19 as currently.

Response:

Management’s Discussion and Analysis disclosure has been updated. In addition, please be advised that the Signature Page has been moved to the end of the offering statement.

3.	Comment: Summary of Notes, P. 43

We acknowledge your response to prior comment 2, but as your analysis is not sufficiently responsive, we reissue the comment. We note that your notes are offered with a minimum term of 60 months from the dates of issue and subject to automatic renewal. We also note your statement on the cover page that the offering is in an amount that at the time the offering circular is qualified, is reasonably expected to be offered and sold within two years. Please revise to reconcile your disclosures. Please also provide us with your analysis as to whether the renewal of the Notes would constitute a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption.

Response:

We revised the Note offering by updating Form 1-A/A to clarify that the Notes have a continuous and indefinite term. Consequently, we removed language indicating an initial term of Sixty (60) months from the date of issuance and the automatic renewal of the Note. Thus, the term of the Note will remain in effect until either: (1) the Noteholder elects to redeem by delivering a notice; (2) the maximum offering amount has been reached; or (3) the Company calls the Note. The prior maturity date is now immaterial due to the continuous nature of the Note. This perpetual structure eliminates the need for renewal, ensuring continuity without triggering additional regulatory obligations. Given the Notes’ perpetual nature, the analysis requested becomes inapplicable.

4.	Comment: Exhibits

We note the consent filed is dated January 11, 2021. Please file an updated auditor consent.

Response:

A consent dated September 6, 2023, was filed in the initial Form 1-A on December 27, 2023. We have included this consent in this submission, as well.

Very truly yours,

GERACI LAW FIRM

/s/ Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures